R. F. Lafferty & Co., Inc.

40 Wall Street, Suite 3602
New York, NY 10005

September 24, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Knorex Ltd.
Registration Statement on Form F-1, as amended (File No. 333-283112)
Request For Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby join in the request of Knorex Ltd. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 8:00 a.m., Eastern time on September 29, 2025, or as soon thereafter as practicable.

Pursuant to 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus dated September 22, 2025 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of such preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

R. F. Lafferty & Co., Inc.
As representative of the underwriters

By:	/s/ Robert Hackel
Name:	Robert Hackel
Title:	Chief Operating Officer